701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

June 27, 2018
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Registration Statement on Form S-1
Filed June 18, 2018
File No. 333-225348
Ladies and Gentlemen:
On behalf of our client, Domo, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 22, 2018 relating to the Company’s Registration Statement on Form S-1 (File No. 333-225348). On behalf of the Company, we are concurrently submitting via EDGAR this letter.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.
General

1.
We refer to the Investor Rights Agreement filed as Exhibit 4.2 to the registration statement. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Investor Rights Agreement, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
June 27, 2018

In response to the Staff’s comment, the Company will revise the disclosure on page 120 of the Registration Statement, in either a subsequent amendment to the Registration Statement or in connection with the filing of a prospectus pursuant Rule 424(b)(4) of the Securities Act of 1933, as amended, as follows (with added text underlined):
Investors’ Rights Agreement
We have entered into an investors’ rights agreement with certain holders of convertible preferred stock, including Mr. James, our founder, chief executive officer and chairman, Cocolalla, LLC, and entities affiliated with each of IVP, Benchmark Capital and GGV Capital, and certain funds and accounts under management by subsidiaries of BlackRock, Inc. As of January 31, 2018, the holders of 14,098,937 shares of our common stock or their transferees (including shares issuable upon the conversion of convertible preferred stock), are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock-Registration Rights.”  The investors’ rights agreement provides that disputes arising out of or relating to the agreement will be submitted to binding arbitration.  However, this provision will not impact investors’ ability to pursue claims under federal securities law in federal district courts with proper jurisdiction in accordance with our bylaws in effect following completion of this offering.
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Securities and Exchange Commission
June 27, 2018

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Daniel Stevenson, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Mark Peterson, Ernst & Young LLP